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                                                                       EXHIBIT 1

                        BP AMOCO P.L.C. AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                  (UNAUDITED)

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
                                                                Year ended
                                                              December 31,
                                                                      1998
                                                              ------------
                                                                ($ million
                                                                    except
                                                                   ratios)
Profit before taxation......................................         4,843
BP Amoco's share of income in excess of dividends from joint
  ventures and associated undertakings......................          (136)
Capitalized interest........................................          (119)
                                                              ------------
Profit as adjusted..........................................         4,588
                                                              ============
Fixed charges
  Interest net of interest expense of joint ventures and
     associated undertakings................................           891
  Rental expense representative of interest.................           369
  Capitalized interest......................................           119
                                                              ------------
                                                                     1,379
                                                              ============
Total adjusted earnings available for payment of fixed
  charges...................................................         5,967
                                                              ============
Ratio of earnings to fixed charges..........................          4.33
                                                              ============
Total adjusted earnings available for payment of fixed
  charges, after taking account of adjustments to profit
  before taxation to accord with US GAAP....................         5,605
                                                              ============
Ratio of earnings to fixed charges with adjustments to
  accord with US GAAP.......................................          4.06
                                                              ============

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